  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 28, 2020

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center Str. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 9. OTHER EVENTS

Annual Report

On March 26, 2020, the Unites States Securities and Exchange Commission (the “SEC”) issued Release No. 33-10768 (the “Order”) providing companies temporary relief from filing requirements under Rule 257 of Regulation A of the Securities Act of 1933, as amended.

As such, VidAngel, Inc. (“VidAngel” or the “Company”), is disclosing its intent to rely on the temporary final rules of the Order, and is providing the following reason:

In light of the COVID-19 pandemic, VidAngel instituted a mandatory work-from-home policy for its employees on March 13, 2020. With all employees working from remote locations, it has taken longer than usual to prepare our annual report and finalize the audit of our financial statements for the period ending December 31, 2019.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

Dated: April 28, 2020	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer